Exhibit 99.2

RETALIX LTD.

PROXY FOR THE SPECIAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JANUARY 7, 2013

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby constitutes and appoints SHUKY SHEFFER, SARIT SAGIV and VERED BEN JACOB and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all of the Ordinary Shares of Retalix Ltd. (the “Company”), held of record in the name of the undersigned at the close of business on December 10, 2012, at the Special General Meeting of Shareholders (the “Meeting”) to be held at the executive offices of the Company, 10 Zarhin Street, Ra’anana, 43000, Israel on Monday, January 7, 2013 at 10:00 a.m. (Israel time), and at any and all adjournments or postponements thereof on the following matters, which are more fully described in the Notice of Special General Meeting of Shareholders of the Company and Proxy Statement relating to the Meeting.

The undersigned acknowledges receipt of the Notice of Special General Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR each such proposal and in such manner as the holder of the proxy may determine with respect to any other business as may properly come before the Meeting or any and all adjournments or postponements thereof (including voting on the adjournment or postponement of such meetings). Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

RETALIX LTD.

January 7, 2013

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

↓Please detach along perforated line and mail in envelope.↓

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE MERGER AND MERGER AGREEMENT DESCRIBED IN PROPOSAL 1 AND
“FOR” THE OTHER PROPOSAL DESCRIBED BELOW.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.  PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

		FOR	AGAINST	ABSTAIN
Directions (Proposal 1)
If you are Merger Sub, NCR or a person holding at least 25% of the means of control of either of them, or anyone acting on behalf of either of them, including any of their affiliates (as described in the Proxy Statement) and wish to vote “For” or “Against” Proposal 1, you should not fill out this proxy card but should instead contact Sarit Sagiv (our Investor Contact) at investors@retalix.com, telephone: 1-877-573-7193 in the U.S. or +972-9-776-6600 in Israel, who will advise you as to how to submit your vote.  If you hold your shares in “street name” (i.e., shares that are held through a bank, broker or other nominee) and believe that you possess a Personal Interest, you may also contact the representative managing your account, who could then contact our Investor Contact on your behalf.
1.	Approval, pursuant to Section 320 of the Companies Law, of the merger of the Company with Merger Sub, an indirect, wholly-owned subsidiary of NCR, including approval of: (i) the Merger; (ii) the Merger Agreement; (iii) the Merger Consideration, without any interest thereon, subject to the withholding of any applicable taxes, for each Ordinary Share held as of immediately prior to the effective time of the Merger; (iv) the conversion of each outstanding option, and each warrant, to purchase one Ordinary Share into the right to receive an amount of cash equal to the excess, if any, of the Merger Consideration over the applicable exercise price of such option or warrant (the receipt of such cash is subject, in the case of (a) an unvested option, to the subsequent vesting, and the fulfillment of the existing conditions related to vesting, of such option, and (b) an option subject to the capital gains route of Section 102 of the Israeli Income Tax Ordinance [New Version] 1961, to the requirements of such Section 102); and (v) all other transactions and arrangements contemplated by the Merger Agreement.(All capitalized terms are defined in the accompanying proxy statement.)	☐	☐	☐

By filling out and returning this proxy card with respect to the above proposal, the undersigned hereby confirms (whether voting “For” or “Against” such proposal) that he, she or it is not Merger Sub, NCR or a person holding at least 25% of the means of control of either of them, or anyone acting on behalf of either of them, including any of their affiliates. If you are one of the above described persons or entities and wish to vote “For” or “Against” this proposal, you should not fill out this proxy card but should instead follow the “Directions” opposite.

2.	To act upon such other matters as may properly come before the Meeting or any adjournment or adjournments thereof.	☐	☐	☐

Signature of shareholder	Date	Signature of shareholder	Date

Note:
Please sign exactly as your name or names appear on this Proxy.  When shares are held jointly, each owner should sign.  When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such.  If the signer is a partnership, please sign in partnership name by authorized person.